Exhibit 99.1

Enerplus Announces Equity Offering

CALGARY, Jan. 17, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that it has entered into an agreement to issue to a syndicate of Canadian underwriters on a bought deal basis 12,790,000 common shares at a price of $23.45 per share for gross proceeds of approximately $300 million.  Enerplus has granted the underwriters an option, exercisable in whole or in part until 30 days following closing, to purchase up to 1,918,500 additional common shares at the same offering price, to cover over-allotments, if any, and for market stabilization purposes.  Should the underwriters' over-allotment option be fully exercised, the total gross proceeds of the financing will be approximately $345 million.  Enerplus expects the equity issue to close on February 8, 2012.  The net proceeds from the offering will be used to finance a portion of Enerplus' 2012 capital expenditure program.

The common shares will be offered in all provinces and territories of Canada by way of a short form prospectus.  The offering will also be extended to accredited investors in the United States pursuant to the exemption from registration provided by Regulation D under the United States Securities Act of 1933, as amended (the "Securities Act"). The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions.

The common shares will not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, except to accredited investors in accordance with Regulation D under the Securities Act, and outside the United States to persons other than U.S. persons in reliance on Regulation S under the Securities Act. The common shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

All dollar amounts or references to "$" in this news release are in Canadian dollars unless specified otherwise.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Corporation

Cautionary Note Regarding Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "budget", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the completion of an equity offering and the use of proceeds therefrom.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of Enerplus including, without limitation that all conditions required to be satisfied and all approvals required to be obtained in connection with the equity offering will be obtained.  Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation, a failure to complete the equity offering as anticipated and certain other risks detailed from time to time in Enerplus' public disclosure documents including, without limitation, those risks identified in our MD&A for the year ended December 31, 2010 and in Enerplus'  Annual Information Form dated March 11, 2011 for the year ended December 31, 2010, copies of which are available on Enerplus' SEDAR profile at www.sedar.com and which also form part of Enerplus' annual report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission, a copy of which is available at www.sec.gov.

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Enerplus assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

%CIK: 0001126874
For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:20e 17-JAN-12